UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

As previously disclosed in the Form 6-K filed on February 25, 2026, the shareholders of Chanson International Holding (the “Company”) approved, at the extraordinary general meeting held on February 23, 2026, a special resolution relating to the reduction and reorganization of the Company’s share capital (the “Share Capital Reduction and Reorganisation”), subject to the conditions set forth therein. The principal components of the Share Capital Reduction and Reorganisation are as follows:

Share Capital Reduction

a.	the par value of each issued and outstanding Class A ordinary share of US$0.08 par value each and Class B ordinary share of US$0.08 par value each in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.0799 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$0.08 par value each and Class B ordinary shares of US$0.08 par value each (the “Share Capital Reduction”);

b.	following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company shall be US$0.0001;

c.	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d.	immediately following the Share Capital Reduction:

i.	each authorised but unissued Class A ordinary share of US$0.08 par value each be subdivided into 800 Class A ordinary shares of US$0.0001 par value each; and

ii.	each authorised but unissued Class B ordinary share of US$0.08 par value each be subdivided into 800 Class B ordinary shares of US$0.0001 par value each,

(the “Subdivision”);

Share Capital Cancellation

e.	immediately following the Subdivision, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of US$0.0001 par value each and unissued Class B ordinary shares of US$0.0001 par value each that will result in the Company having authorised share capital of US$412,500 divided into 4,110,000,000 Class A ordinary shares of US$0.0001 par value each and 15,000,000 Class B ordinary shares of US$0.0001 par value each (the “Cancellation”); and

Authorised Share Capital Confirmation

f.	immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorised share capital of the Company shall be US$412,500 divided into 4,110,000,000 Class A ordinary shares of US$0.0001 par value each and 15,000,000 Class B ordinary shares of US$0.0001 par value each.

On March 13, 2026, the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) approved the Share Capital Reduction and Reorganisation. The Company has completed registration with the Cayman Registrar of the relevant minute and its Amended and Restated Memorandum and Articles of Association reflecting the Share Capital Reduction and Reorganisation, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

As a result, and pursuant to the Amended and Restated Memorandum and Articles of Association, the Company’s authorized share capital is now US$412,500 divided into 4,110,000,000 Class A ordinary shares of US$0.0001 par value each and 15,000,000 Class B ordinary shares of US$0.0001 par value each.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum of Association of Chanson International Holding

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: March 16, 2026	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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